UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.14)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 298,657

	8.	Shared Voting Power

	9.	Sole Dispositive Power 298,657

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 298,657

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.30

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 298,217

	8.	Shared Voting Power

	9.	Sole Dispositive Power 298,217

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 298,217

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.30

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 350,691

	8.	Shared Voting Power

	9.	Sole Dispositive Power 350,691

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,691

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.70

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 227,719

	8.	Shared Voting Power

	9.	Sole Dispositive Power 227,719

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,719

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.75

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Chewy Gooey Cookies, LP 20-4605223

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,133

	8.	Shared Voting Power

	9.	Sole Dispositive Power 135,133

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,133

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.04

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 129,319

	8.	Shared Voting Power

	9.	Sole Dispositive Power 129,319

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,319

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.00

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,507,357

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,507,357

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,507,357

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 11.61

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 151408101

1.	Raymond Vanaria ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,207

	8.	Shared Voting Power

	9.	Sole Dispositive Power 38,207

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,207

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.29

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007, Amendment No. 12 was filed on July 18, 2008, and Amendment No. 13 was filed on August 22, 2008 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on January 26, 2009 the Reporting Persons owned beneficially an aggregate of 1,567,218 shares of Common Stock which constituted approximately 12.07% of the 12,988,284 shares of Common Stock outstanding as of October 31, 2008 as disclosed in the Company's Form 10-Q for the period ended September 30, 2008.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2009

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	12/4/2008	7.8100	15,620.00	2,000
SAL	12/11/2008	7.7400	7,740.00	1,000
SAL	12/18/2008	7.8700	7,870.00	1,000
SAL	1/9/2009	8.0201	15,879.80	1,980
SAL	1/12/2009	7.8633	11,795.00	1,500
SAL	1/23/2009	7.6121	15,224.20	2,000
SAL	1/26/2009	7.3200	7,320.00	1,000
Total			81,449.00	10,480

SIP	12/4/2008	7.8100	15,620.00	2,000
SIP	12/11/2008	7.7400	7,740.00	1,000
SIP	12/18/2008	7.8700	7,870.00	1,000
SIP	1/9/2009	8.0201	15,879.80	1,980
SIP	1/12/2009	7.8633	11,795.00	1,500
SIP	1/23/2009	7.6121	15,224.20	2,000
SIP	1/26/2009	7.3200	7,320.00	1,000
Total			81,449.00	10,480

SIPII	12/4/2008	7.8100	15,620.00	2,000
SIPII	12/11/2008	7.7400	7,740.00	1,000
SIPII	1/9/2009	8.0201	15,879.80	1,980
SIPII	1/12/2009	7.8633	11,795.00	1,500
SIPII	1/23/2009	7.6121	15,224.20	2,000
SIPII	1/26/2009	7.3200	7,320.00	1,000
Total			73,579.00	9,480

LSBK	11/17/2008	8.0583	19,340.00	2,400
LSBK	11/20/2008	7.8850	7,885.00	1,000
LSBK	11/26/2008	7.7982	7,798.20	1,000
LSBK	12/4/2008	7.8100	15,620.00	2,000
LSBK	12/11/2008	7.7400	7,740.00	1,000
LSBK	12/18/2008	7.8682	8,655.00	1,100
LSBK	12/19/2008	7.8625	11,793.80	1,500
LSBK	1/9/2009	8.0201	15,879.80	1,980
LSBK	1/23/2009	7.6121	15,224.20	2,000
LSBK	1/26/2009	7.3200	7,320.00	1,000
Total			117,256.00	14,980

Broad Park	12/4/2008	7.8100	15,620.00	2,000
Broad Park	12/11/2008	7.7400	7,740.00	1,000
Broad Park	12/18/2008	7.8700	7,870.00	1,000
Broad Park	12/19/2008	7.8625	11,793.80	1,500
Broad Park	1/9/2009	8.0201	15,879.80	1,980
Broad Park	1/12/2009	7.8633	11,795.00	1,500
Broad Park	1/23/2009	7.6121	15,224.20	2,000
Broad Park	1/26/2009	7.3200	7,320.00	1,000
Total			93,242.80	11,980

Chewy Gooey	9/18/2008	10.0600	6,881.04	684
Total			6,881.04	684

Raymond Vanaria & Family	12/11/2008	7.8000	5,460.00	700
Raymond Vanaria & Family	12/22/2008	7.9841	2,395.24	300
Raymond Vanaria & Family	1/14/2009	7.8000	5,569.20	714
Raymond Vanaria & Family	1/20/2009	7.8000	2,230.80	286
Raymond Vanaria & Family	1/23/2009	7.8000	7,800.00	1,000
Raymond Vanaria & Family	1/23/2009	7.5000	7,500.00	1,000
Raymond Vanaria & Family	1/23/2009	7.3261	35,165.28	4,800
Raymond Vanaria & Family	1/23/2009	7.5585	15,117.00	2,000
Raymond Vanaria & Family	1/26/2009	7.3000	18,250.00	2,500
Total			99,487.52	13,300